

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

John Roberts
Chief Executive Officer and President
CANCER GENETICS, INC
201 Route 17 North, 2nd Floor
Rutherford, NJ 07070

      Re: CANCER GENETICS, INC
            Registration Statement on Form S-3
            Filed June 26, 2020
            File No. 333-239497

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. Although you filed your Form 10-Q on June 24, 2020 in reliance on SEC Release No. 34-88465 (March 25, 2020), you did not satisfy the condition set forth under Section II(d) as you did not include the required disclosure that you were relying on SEC Release No. 34-88465 and did not state the reasons why you could not file such report on a timely basis. As such, your Form 10-Q was not filed in a timely manner, and you are not eligible at this time to register the offering on Form S-3. Please see General Instruction I.A.3(b) of Form S-3. Accordingly, please amend your registration statement onto a form for which you are eligible, or withdraw your registration statement and refile it as of a date that you are eligible to use Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason L. Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Wovsaniker, Esq.